

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 5, 2010

Via U.S. Mail and Fax (503) 669-6716

Joseph Pointer
Chief Financial Officer
Cascade Corporation
2201 N.E. 201st Ave.
Fairview, Oregon 97024

     Re: **Cascade Corporation**
               Form 10-K for the fiscal year ended January 31, 2009
               Filed April 6, 2009
               Form 10-Q for the quarter ended October 31, 2009
               File No. 001-12557

Dear Mr. Pointer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Brian R. Cascio
                     Accounting Branch Chief